SUN CITY INDUSTRIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2004
(UNAUDITED)

        The accompanying unaudited pro forma consolidated balance sheet of Sun City Industries, Inc. and Subsidiaries (the “Company”) give effect to the recapitalization of the Company. This pro forma balance sheet is presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. The Unaudited Pro Forma balance sheet as of September 30, 2004 does not purport to represent what the financial position of the Company would actually have been if the transaction discussed above had in fact occurred on September 30, 2004, nor do they purport to project the results of operations or financial position of Sun City Industries, Inc. for any future period or as of any date.

SUN CITY INDUSTRIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED BALANCE SHEET
September 30, 2004
(Unaudited)

	Sun City Industires, Inc.	Yangling Daiying Biological Engineering Co., Ltd.	Pro forma Adjustments AJE Dr. AJE Cr.		Pro Forma Balances
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$--	$1,204,892	$--	$--	$1,204,892
Marketable securities	--	342,353	--	--	342,353
Prepaid expenses and other	--	204,186	--	--	204,186

Total Current Assets	--	1,751,431	--	--	1,751,431
PROPERTY AND EQUIPMENT - Net	--	1,714,404	--	--	1,714,404
OTHER ASSETS, net	--	500,016	--	--	500,016

Total Assets	$--	$3,965,851	$--	$--	$3,965,851
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$--	$1,813,785	$--	$--	$1,813,785
Accounts payable and accrued expenses	--	635,474	--	--	635,474
Due to related party	11,973	--	--	--	11,973
Other payables	--	1,213	--	--	1,213

Total Current Liabilities	11,973	2,450,472	--	--	2,462,445

STOCKHOLDERS' EQUITY:
Preferred stock, $0.001 par value, 25,000,000 shares
authorized, no shares issued and outstanding	--	--	--	--	--
Common stock ($.001 Par Value; 90,000,000 Shares Authorized;
1,056,802 shares (as reported) and 34,657,102 shares (pro forma)	--
issued and outstanding at September 30, 2004, respectively)	1,057	--	- (1)	33,600	34,657
Additional paid-in capital	928,628	4,836,759	975,558	--	4,789,829
Accumulated deficit	(941,658)	(3,012,984)	- (1)	941,958	(3,012,684)
Less: Accumulated other comprehensive loss	--	(308,396)	--	--	(308,396)

Total Stockholders' Equity	(11,973)	1,515,379	975,558	975,558	1,503,406

Total Liabilities and Stockholders' Equity	$--	$3,965,851	$975,558	$975,558	$3,965,851

See notes to pro forma consolidated balance sheet

SUN CITY INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED PRO FORMA BALANCE SHEET

        The adjustments to the unaudited pro forma balance sheet as of September 30, 2004 reflects the issuance of 33,600,000 shares of the Company’s common stock for the acquisition of all of the outstanding capital stock of Yangling Daiying Biological Engineering Co., Ltd. and that the transaction occurred as of September 30, 2004 and are as follows:

(1)     To reflect the issuance of 33,600,000 shares of the Company’s common stock for the acquisition of all of the outstanding capital stock of Yangling Daiying Biological Engineering Co., Ltd. For financial accounting purposes, the exchange of stock will be treated as a recapitalization of Sun City with the former shareholders of the Company retaining 1,057,102 or approximately 5% of the outstanding stock.

Unaudited pro Forma adjustments reflect the following transaction:

	Dr.	Cr.
1)
Paid-in capital	975,558
Retained earnings		941,958
Common stock		33,600

To reflect the issuance of 33,600,000 shares of common stock in connection with reverse merger and the recapitalization of the Company.